Exhibit 99.6

Rare Element Resources Ltd.

PRESS RELEASE

NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES NYSE AMEX: REE November 18, 2010 Ref: 33-2010

RARE ELEMENT FILES PRELIMINARY PROSPECTUS IN CANADA FOR FINANCING FOR AGGREGATE PROCEEDS OF UP TO C$50 MILLION

Vancouver, BC – Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) (the “Company”) is pleased to announce that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada, except Québec, in connection with a fully marketed public offering in Canada with a concurrent private placement in the United States (the “Offering”) to raise aggregate gross proceeds of up to C$50 million on a best efforts basis with a syndicate of agents. The Offering will consist of the sale of common shares (the “Shares”) at an issue price to be determined in the context of the market (the “Issue Price”). The agents for the Offering shall also have the option to purchase from the Company up to that number of additional Shares equal to 15% of the number Shares issued under the Offering during the 30 day period immediately following the closing of the Offering (the “Over-Allotment Option”).

The net proceeds from the Offering will be used to fund the work program at the Company’s Bear Lodge rare earths deposit in Wyoming, USA, including the completion of a pre-feasibility study, pilot plant testing, drilling, metallurgical work, exploration programs and for general working capital purposes.

The Company has agreed to pay to the agents for the Offering a cash commission equal to 6% of the aggregate gross proceeds from the Offering (including the Over-Allotment Option). As additional consideration, the Company will issue to the agents for the Offering broker warrants (the “Broker Warrants”) entitling the agents to subscribe for that number of Shares as is equal to 6% of the total number of Shares sold pursuant to the Offering, including the Over-Allotment Option. Subject to regulatory approval, each Broker Warrant will be exercisable to acquire one Share at a price equal to the Issue Price for a period of 24 months after the closing of the Offering.

The Offering is expected to close on or about December 9, 2010. The Company shall obtain the necessary approvals to list the Shares on the TSX Venture Exchange (“TSX-V”) and the NYSE Amex Equities (“AMEX”), which listings shall be conditionally approved prior to the closing of the Offering.

A preliminary short form prospectus has been filed with the securities regulators in each of the provinces of Canada, except Québec, pursuant to National Instrument - 44-101 Short Form Prospectus Distributions. The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, in the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company’s securities set out herein in the United States.

Rare Element Resources Ltd. is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on its Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth’s market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

This news release was prepared by Company management, who take full responsibility for content. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.